0:00	Hello, my name is John Kozlowski. I'm the
0:02	founder of Sea N' Soul.
0:04	Sea N' Soul is the leading social
0:06	marketplace for outdoor adventure gear
0:08	and apparel.
0:09	Buyers sell items such as surfboards,
0:12	skateboards, snowboards, mountain bikes,
0:15	kayaks, etc.
0:16	Together, we're a community of
0:18	like-minded passionate outdoor
0:19	enthusiasts. Share stories, purchase and
0:22	sell lightly used gear, and learn more
0:24	about how to protect the environment in
0:26	which we love to adventure. For every
0:28	transaction, Sea N' Soul gives a
0:30	portion of the proceeds to
0:32	earth-repairing non-profit organizations
0:34	like Surfrider Foundation and The
0:36	Outdoor Alliance. To find your adventure
0:39	and learn more, go to seansoul.com.
0:42	Or download us in the App Store or
0:44	Google Play.

0:45	So come along, and have some fun.
0:48	Join our community
0:50	and help us protect our mother earth.
0:53	What's your adventure? Find it today on
0:55	Sea N' Soul.